UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2026
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT
Extraordinary General Meeting of Shareholders

Harrison Global Holdings, Inc. (the Company) hereby reports that it held an
 Extraordinary General Meeting of Shareholders (the EGM) on January 23, 2026 at 9:00 p.m. Eastern Time. The EGM was held in accordance with applicable Cayman Islands law and the Company amended and restated memorandum and articles of association.

At the EGM, shareholders of the Company considered and voted on the proposals set forth in the notice of extraordinary general meeting previously distributed to shareholders.

Matters Voted Upon

At the EGM, the following resolutions were presented to shareholders and duly approved by the requisite vote:

Approval of Share Consolidation (10-for-1)
Approval of the previously effected consolidation of the Company issued and outstanding ordinary shares on the basis of one (1) ordinary share for every ten (10) ordinary shares then issued and outstanding.

Approval of Additional Share Consolidation (50-for-1)
Approval of an additional consolidation of the Company issued and outstanding ordinary shares on the basis of one (1) ordinary share for every fifty (50) ordinary shares then issued and outstanding, to be effected at the discretion of the Company board of directors.

Authorization to Amend Governing Documents
Authorization of the Company board of directors to approve and adopt an amended and restated memorandum and articles of association to reflect the foregoing share consolidations and to take all actions necessary or desirable to effectuate such amendments.

Effectiveness

Following shareholder approval at the EGM, the Company intends to proceed with the filing of the amended and restated memorandum and articles of association with the Cayman Islands Registrar of Companies and to coordinate with its transfer agent and Nasdaq regarding the implementation and effectiveness of the approved share consolidations.

The Company will make additional disclosures as appropriate upon the effectiveness of any such actions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Forward-Looking Statements

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Jan 26, 2026